Filed by Stira Alcentra Global Credit Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Stira Alcentra Global Credit Fund

Commission File No. 333-214405

NEWS RELEASE

Priority Contact:	Richard Gann
Phone:	(646) 380-1715
Email:	rgann@prospectcap.com

Priority Income Fund Completes Acquisition of

Stira Alcentra Global Credit Fund

NEW YORK, May 10, 2019 – Priority Income Fund, Inc. (“Priority”) announced today it has completed its acquisition of Stira Alcentra Global Credit Fund (“SAGC”). SAGC shareholders approved the transaction at a special meeting of shareholders held on May 6, 2019.

The exchange ratio at which common shares of SAGC were converted to common shares of Priority was based on the applicable class of SAGC shares and Priority’s most recent estimated net asset value per share of $13.70. Fractional shares were rounded up to the next greater number of whole Priority shares.

Priority is a non-traded, closed-end fund registered as an investment company under the Investment Company Act of 1940. Priority is managed by an investment adviser led by a team of investment professionals from the investment and operations team of Prospect Capital Management L.P.

About Priority Income Fund

Priority is a registered closed-end fund that was created to acquire and grow an investment portfolio primarily consisting of senior secured loans or pools of senior secured loans known as CLOs. Such loans will generally have a floating interest rate and include a first lien on the assets of the respective borrowers, which typically are private and public companies based in the United States. For more information, visit www.priority-incomefund.com.

About Prospect Capital Management L.P.

Headquartered in New York City, Prospect Capital Management L.P. is an SEC-registered investment adviser that, along with its predecessors and affiliates, has a more than 30-year history of investing in and managing high-yielding debt and equity investments using both private partnerships and publicly traded closed-end structures. Prospect and its affiliates employ a team of approximately 100 professionals who focus on credit-oriented investments yielding attractive current income. Prospect and its affiliates have approximately $6.6 billion of assets under management as of December 31, 2018. For more information, please call (212) 448-0702 or visit www.prospectcap.com.

Forward-Looking Statements

This press release contains certain forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the risk factors sections of Priority’s and SAGC’s joint prospectus and proxy statement and other reports filed by them with the SEC. Forward-looking statements in this document speak only as of the date on which such statements were made, and none of Priority, Prospect, or SACG undertake any obligation to update any such statements that may become untrue because of subsequent events.

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